EXHIBIT II
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                  TREATMENT OF THE DESCARTES SYSTEMS GROUP INC.
           (THE "COMPANY") AS A "PASSIVE FOREIGN INVESTMENT COMPANY".

     On August 1, 2002, and subsequently in the Company's quarterly report to shareholders for the second fiscal quarter ended July 31, 2002, the Company announced that there was a substantial possibility that the Company may be treated as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes for the Company's taxable year ending January 31, 2003.

     Although there can be no assurance, the Company does not currently believe that it will be treated as a PFIC for its current taxable year ending January 31, 2003, nor does the Company believe that it was a PFIC for its taxable year ended January 31, 2002.

     In connection with the Company's adoption of certain actions aimed in part at mitigating the risk of the Company being treated as a PFIC, the Company intends to transfer a significant portion of its cash and marketable securities to its wholly-owned subsidiary, Descartes U.S. Holdings, Inc., which intends to subsequently purchase select investment-grade dividends received deduction-eligible securities (or other securities that are expected to qualify as non-passive assets under applicable U.S. tax laws governing PFICs) issued by U.S. corporations.

     PFIC status is, however, determined as of the end of each taxable year, and is dependent upon a number of factors, including the value and composition of a corporation's assets and the amount and type of its gross income during the year. In addition, changes in the Company's stock price, changes in the nature and magnitude of the Company's income or assets, changes in the levels of cash or other potentially passive assets, changes in the level of the Company's indebtedness, and other factors may affect the likelihood of PFIC status in the current taxable year or other periods. Accordingly, there can be no assurance that the Company will not be classified as a PFIC for the current taxable year or for any other period. If the Company is deemed to be a PFIC, U.S. shareholders or U.S. holders of certain other equity interests of the Company may be subject to the application of rules governing PFICs, the implications of which are discussed in the Company's Report of Foreign Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission on August 1, 2002. The Company has not assumed, and does not assume, any obligation to make timely disclosure with respect to its PFIC status.

     The statements made above, other than historical performance, include forward-looking statements made under the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements include statements regarding Descartes' future business strategies and opportunities, as well as statements regarding Descartes' treatment as a passive foreign investment company for U.S. federal income tax purposes. These statements are neither promises nor guarantees, but involve risks and uncertainties that may cause actual results to differ materially from expectations; in particular, the volatility of the capital markets, changes in the nature and magnitude of Descartes' income or assets, and the treatment of Descartes as a passive foreign investment company for U.S. federal income tax purposes. For further information regarding risks and uncertainties associated with Descartes' business, please refer to Descartes' documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada. Any forward-looking statements should be considered in light of these factors.